MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Whiting Petroleum Corporation
Whiting USA Trust I

DATE:	March 7, 2008

RE:	Whiting USA Trust I	Whiting Petroleum Corporation
	Registration Statement on Form S-1	Registration Statement on Form S-3
	Filed on November 20, 2007	Filed on November 20, 2007
	File No. 333-147543	File No. 333-147543-01
          This memorandum sets forth the responses of Whiting Petroleum Corporation (“Whiting”) and Whiting USA Trust I (the “Trust” and, collectively with Whiting, the “Registrants”) to the comments contained in the letter, dated December 18, 2007, of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrants’ response.
General
1.	Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your documents.

The Registrants have made appropriate corresponding changes in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comment.
Registration Statement on Form S-1 and Form S-3
General
2.	Please update your consents, as appropriate. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.

The Registrants have filed as exhibits to the Amended Registration Statement updated consents as required in number 23 of the Exhibit Table in Item 601 of Regulation S-K.

3.	Please monitor your requirement to provide updated financial information in accordance with the requirements of Rule 3-12 of Regulation S-X.

The Registrants have updated the financial information in the prospectus to include for the Trust and incorporate by reference for Whiting financial information for the year ended December 31, 2007. The Registrants will continue to monitor their requirement to provide updated financial information in accordance with the requirements of Rule 3-12 of Regulation S-X.

4.	Given your stated intention to distribute substantially all cash receipts of net proceeds attributable to the trust, please expand your disclosure to provide unaudited pro forma cash distributions depicting the amount of cash distributions you would have made for the year ended December 31, 2006, and the twelve months ended September 30, 2007.

The Registrants have expanded the disclosure in Note 4 of the Notes to Unaudited Pro Forma Financial Information on page F-15 of the prospectus to depict the amount of cash distributions the Trust would have made for the year ended December 31, 2007.

5.	Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Note that you will need to allow time for our review once you file all these documents.

The Registrants have filed all anticipated exhibits with the Amended Registration Statement except the Underwriting Agreement, which the Staff is advised that the Registrants will file as soon as practicable.

6.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. In addition, please advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

The Registrants filled in all blanks in the prospectus other than information that may be omitted under Rule 430A, information relating to hedges that Whiting will put in place during March 2008 and the public offering price range for the units. The Staff is advised that the Registrants will fill in information relating to the hedges in the next amendment to the Registration Statement. In addition, the Registrants intend to include a public offering price range for the units in the next amendment to the Registration Statement at which time the number of units may change. The Trust will be applying to have the trust units listed on the New York Stock Exchange within the next week.

7.	In particular, we might have additional comments once you include all projected cash distribution information.

The Registrants have included projected cash distribution information on pages 12 – 14 and 29 – 36 of the prospectus and acknowledge the Staff’s comment.

8.	Provide for our review and comment any graphics or other artwork you propose to include in the prospectus. In that regard, the text that appears in the inside cover page is difficult to read.

The Registrants do not propose to include any additional graphics or artwork in the prospectus other than what has been filed with the Registration Statement. The

Registrants have updated the text on the inside cover page of the prospectus in the Amendment Registration Statement so that it is easier to read.

9.	Provide all the disclosure Items 401 and 402 of Regulation S-K require, or explain in necessary detail why you have omitted this information.

As it relates to the Trust, the Registrants respectfully submit that the disclosure required by Items 401 and 402 of Regulation S-K is not required because the Trust does not have any executive officers, directors or employees. The disclosure required by Item 401 of Regulation S-K with respect to Whiting’s executive officers is incorporated by reference from Whiting’s Annual Report on Form 10-K for the year ended December 31, 2007. The disclosure required by Item 401 of Regulation S-K with respect to Whiting’s directors and by Item 402 of Regulation S-K with respect to Whiting’s executive compensation will be incorporated by reference from Whiting’s proxy statement for its 2008 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission (the “Commission”) on or about April 1, 2008.
Risk Factors, page 18
10.	Eliminate disclosure that mitigates the risk you present. For example, we refer you to portions of the second and third sentences under “Whiting is not required to make capital expenditures” and the first sentence under “Whiting may abandon individual wells,” both at page 21.

The Registrants have revised page 20 of the prospectus to eliminate language that mitigates the risks presented.

11.	We note your disclosure in the annual report on Form 10-K of Whiting Petroleum Corporation for the fiscal year ended December 31, 2006 that during 2006, sales to Plains Marketing LP and Valero Energy Corporation accounted for 16% and 12%, respectively, of Whiting Petroleum Corporation’s total oil and natural gas sales. If material with respect to the net interests of Whiting USA Trust I (the trust), please discuss the risk associated with the loss of any significant customers.

The Registrants have added disclosure on page 48 of the prospectus relating to customers that accounted for 10% or more of total sales relating to the underlying properties. The Registrants respectfully advise the Staff that the loss of the 10% customers does not present a material risk because the Registrants believe that there is significant competition among purchasers of crude oil and natural gas in the areas of the underlying properties and, if they were to lose one or both of their largest purchasers, several entities could purchase crude oil and natural gas produced from the underlying properties with little or no interruption to the Registrants’ business.
Market conditions or operational impediments may hinder access..., page 21
12.	Please tailor this risk factor to the risks related to the underlying properties. For example, specify, with respect to the underlying properties, whether the proximity of reserves to pipelines and terminal facilities hinders access to oil and natural gas markets or delays production.

The Registrants advise the Staff that the underlying properties are all located in established fields that have existing marketing arrangements and production facilities. As such, the Registrants do not believe that proximity of reserves to pipelines and terminal facilities hinders access to markets or delays production. After further review of the risks related to the underlying properties in connection with this risk factor, the Registrants believe this risk is not material or specific to the underlying properties. Accordingly, the Registrants have deleted this risk factor in the prospectus.
Conflicts of interest could arise..., page 24
13.	Ensure that you identify all material risks relating to the trust arrangement, including its absence of employees and the extent of its reliance on Whiting. In that regard, clarify which risks to Whiting also result in risks to the trust and to trust unitholders. We may have additional comments.

The Registrants have revised page 22 of the prospectus to include disclosure relating to the Trust’s absence of employees and reliance on Whiting. The Registrants respectfully advise the Staff that they believe they have identified and described all material risks relating to the trust and trust unit holders. While certain of the risk factors apply to Whiting, such as “Whiting has limited control over activities on certain of the underlying properties Whiting does not operate, which could reduce production from the underlying properties and cash available for distribution to trust unitholders.” and “If the financial position of Whiting degrades in the future, Whiting may not be able to satisfy its obligations to the trust.”, among others, the Registrants believe they have made clear in the Registration Statement how these risks result in risks to the trust and trust unit holders.
Courts outside of Delaware, page 25
14.	If you are aware of any jurisdictions that have not recognized the limited liability you cite, expand the risk factor to identify them.

The Registrants advise the Staff that they are not currently aware of any such jurisdictions.
The trust has not requested a ruling from the IRS..., page 26
15.	It appears inappropriate to suggest here and at page 12 that the information “is not fact and should not be relied upon as indicative of future results.” If you retain similar language, clarify what information is not fact, and justify the suggestion that the reader not rely on disclosure that appears in your prospectus.

The Registrants have revised pages 12 and 29 of the prospectus to delete the referenced language.

If the financial position of Whiting degrades in the future..., page 26
16.	Please add to this risk factor disclosure related to the substantial decline in net income for Whiting Petroleum Corporation in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006.

The Registrants have revised the identified risk factor on pages 24 – 25 of the prospectus to include disclosure related to Whiting’s decline in net income for the year ended December 31, 2007 compared to the year ended December 31, 2006.
The Underlying Properties, page 38
Discussion and Analysis of Historical Results of the Underlying Properties, page 40
17.	In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term “primarily” to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). For example, provide more detail at page 40 regarding the extent to which the increase in lease operating expense in 2006 compared to 2005 resulted from costs associated with new property acquisitions during 2005 and 2006 or successful drilling activities during 2006.

The Registrants have modified pages 38 – 40 of the prospectus to quantify the amount of the material changes that was contributed by certain factors.
Comparison of the Results of the Underlying Properties for the Nine Months Ended September 30, 2007 and 2006, page 40
18.	Within your discussion of revenues, you explain that gas sales volumes decreased 13% primarily due to normal field production decline. We also note similar disclosure within the comparison of results for the year ended December 31, 2005 compared to the year ended December 31, 2004, in which you explain the 19% decrease in gas sales volumes was primarily due to normal field production declines. Given the significant decreases in gas sales volumes for prior periods, please expand your disclosure to provide guidance on whether historical fluctuations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Your disclosure should also include a discussion of known trends, demands, commitments, events and uncertainties that are reasonably likely to have a material effect on your financial condition or results of operations. Please refer to FRC Section 501.12 for further guidance.

The Registrants have modified pages 38 – 40 of the prospectus to provide guidance on whether historical gas sales volume fluctuations are indicative of expected results.

Computation of Net Proceeds, page 53
Additional Provisions, page 54
19.	You explain that “Any overpayments made to the trust by Whiting due to adjustments to prior calculations of net proceeds or otherwise will reduce future amounts payable to the trust...” Please explain if such “...adjustments to prior calculations of net proceeds...” must be approved by the trust unit holders, or the trustee.

The Registrants advise the Staff that, while no trust unit holder or trustee approval is required for adjustments to prior calculations of net proceeds pursuant to the terms of the conveyance of net profits interest and the trust agreement, Whiting is required to provide notice of and supporting data relating to such adjustments to the trustee. The Registrants have revised page 55 of the prospectus to disclose this.
Description of the Trust Units, page 61
Distributions and Income Computations, page 61
20.	We note the disclosure that “Available funds will be reduced by any cash the trustee decides to hold as a reserve against future liabilities.” Within the computation of projected quarterly cash distributions on page 33, we cannot locate a line item identified as cash reserves established by the trustee. Please revise your disclosure as necessary to explain if the trustee anticipates such reserves, and the amount of such reserves.

The Registrants have revised pages 14 and 32 of the prospectus to include a line item identified as a reserve for future trust expenses. The Registrants have also revised page 61 to include disclosure related to whether the trustee anticipates such reserves and the amount of such reserves.
Federal Income Tax Consequences, page 65
U.S. Federal Tax Income Consequences, page 65
21.	Advise us whether you or counsel is aware of any circumstances in which the IRS accorded similar securities the treatment you suggest. We may have additional comments.

The tax treatment of the trust units in the Trust turns on (a) the treatment of the issuing entity, the Trust, as a grantor trust for federal income tax purposes, (b) the fact that the Trust’s assets primarily consist of an interest treated as a debt instrument for federal income tax purposes and (c) the fact that such debt instruments are subject to certain rules applicable to contingent payment debt instruments provided in Treas. Reg. Sec. 1.1275-4.

The Registrants and their counsel are not aware of any IRS authority based on substantially the same facts addressing the precise tax treatment it believes applies in the present case.

The Registrants understand that MV Partners, LLC offered securities in MV Oil Trust that are similar to the case at hand (Form S-1, File No. 333-136609). MV Oil Trust is treated as a grantor trust and primarily holds assets treated as debt instruments for federal income tax purposes. Whiting is not aware of any challenge or guidance by the IRS with respect to such securities.

Outside the royalty trust context, numerous debt securities have been issued that are subject to rules applicable to contingent payment debt instruments provided in Treas. Reg. Sec. 1.1275-4. See, for example, Quanta Services, Form S-3 (File No. 333-136819) filed August 22, 2006 for 3.75% Convertible Subordinated Notes due 2006.
Classification of the Net Profits Interest, page 67
22.	We note counsel’s opinion that the net profits interest “should” be treated as a production payment, etc. Explain why counsel is not rendering a “will” opinion with respect to these issues, and describe the degree of uncertainty.

The net profits interest should be treated as a debt instrument because it should meet the two requirements contained in Section 636 of the Internal Revenue Code of 1986, as amended (the “Code”). Those requirements are that (1) but for the effect of Section 636 of the Code, the interest is an economic interest in minerals, and (2) the interest is at the time of its creation expected to have a life that is less than substantially all of the economic life of the minerals the interest burdens.

Counsel is unable to render a “will” opinion for that purpose because of two different risks. First, the payments under the hedge contracts could be viewed as an alternative source of payment. Second, the payments based on production of minerals prior to the effective time of the Trust could be viewed as part of the net profits interest instead of as a separate payment. Either situation, if so viewed, would cause the source of the payments to be other than proceeds from the production of minerals in place, and therefore not properly treated as a production payment under the Code. If it is not so treated, the instrument does not have sufficient characteristics of a traditional debt instrument to permit counsel to opine that it will, nevertheless, be a debt instrument for federal income tax purposes.
Financial Statements -Underlying Properties
Notes to Statements of Historical Revenues and Direct Operating Expenses, page F-4
Note 1. Underlying Properties, page F-4
23.	We note your disclosure that “Whiting conveyed to the Whiting USA Trust I the right to receive 90% of the term net proceeds from these underlying properties.” As the conveyance of the term net profits interest has not occurred, please revise your disclosure to be consistent.

The Registrants have revised pages F-4 of the prospectus to make the disclosure consistent.

Whiting USA Trust I — Pro Forma Financial Information, page F-11
Notes to Unaudited Pro Forma Financial Information, page F-14
Note 4 Income From Net Profits Interest, page F-15
24.	We note that within the calculation of ‘Income from Net Profits Interest’, the starting point is ‘Excess of Revenues over Direct Operating Expenses of Underlying Properties’. The amounts presented agree with the Underlying Properties — Statements of Historical Revenues and Direct Operating Expenses on page F-3. However, per review of Note 2 to the Statements of Historical Revenues and Direct Operating Expenses, such amounts are presented on the accrual basis of accounting. Per Note 2, to the Statement of Assets and Trust Corpus on page F-9, “The Trust uses the modified cash basis of accounting to report Trust receipts of the term net profits interest and payment of expenses incurred.” As such, please revise your calculation of ‘Income from Net Profits Interest’ to use amounts determined on a consistent basis of accounting, or tell us why you believe such revisions is not necessary.

The Registrants have expanded the disclosure in footnote 1 of Note 4 of the Notes to Unaudited Pro Forma Financial Information on page F-15 of the prospectus to provide a reconciliation of the accrual basis of accounting with the modified cash basis of accounting and reflect the amount of cash distributions the Trust would have made for the year ended December 31, 2007.
Proxy Statement for 2007 Annual Meeting
Compensation Discussion and Analysis, page 9
Elements of Compensation/Why We Chose Each/How Each Relates to Objectives, page 9
Production Participation Plan, page 9
25.	Please disclose why you entered into the Production Participation Credit Service Agreement with Mr. Volker and the Production Participation Plan Supplemental Payment Agreement with Mr. Lang in February 2007.

Whiting advises the Staff that it entered into the Production Participation Credit Service Agreement with Mr. Volker to induce him to become an officer of Whiting and the Production Participation Plan Supplemental Payment Agreement with Mr. Lang to retain his services as an officer of Whiting. Whiting will add this disclosure in its proxy statement for its 2008 annual meeting of stockholders, which will be filed with the Commission on or about April 1, 2008.
How We Chose Amounts for Each Element, page 11
26.	We direct you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in the amount and type of compensation awarded to individual executive officers. Please include enhanced analysis regarding the variance in base salary and restricted stock granted to Mr. Volker during fiscal year 2006 compared to all other named executive officers during fiscal year 2006.

Whiting will add enhanced disclosure in its proxy statement for its 2008 annual meeting of stockholders, which will be filed with the Commission on or about April 1, 2008, of the reasons for the variance in base salary and restricted stock granted to Mr. Volker compared to the other named executive officers.
Restricted Stock Awards, page 12
27.	Please describe in Compensation Discussion and Analysis the grants of restricted stock to your executive officers on February 23, 2007, and disclose information regarding the performance criteria for the vesting of such stock. See Instruction 2 to Item 402(b) of Regulation S-K.”

Whiting advises the Staff that the grants of restricted stock to its executive officers on February 23, 2007 did not relate to the information contained in the compensation tables in Whiting’s proxy statement for its 2007 annual meeting of stockholders with respect to compensation awarded to, earned by or paid to its named executive officers in 2006 and the action by the Compensation Committee after the end of the fiscal year to establish the grant levels did not relate to compensation for 2006. Accordingly, Whiting did not describe such grants of restricted stock or the related performance criteria because they are not relevant to an understanding of Whiting’s named executive officers’ compensation for 2006. Whiting’s proxy statement for its 2008 annual meeting of stockholders will include both a description of such grants and disclosure of the performance criteria and will be filed with the Commission on or about April 1, 2008.
Engineering comments
Registration Statement on Form S-1 and Form S-3
General
28.	Please provide us with a copy of your reserve report as of June 30 and September 30, 2007. Please provide this on electronic media, such as CD-ROM, if possible. We remind you of the provisions of Rule 12b-4 under the Exchange Act if you want us to return this report when we have completed our review.

The Registrants have furnished James Murphy with a copy of the reserve report as of December 31, 2007 in electronic format and have requested the return of such supplemental information upon completion of its review.

Prospectus Summary, page 1
29.	You state here and elsewhere that the underlying properties include interests in approximately 3,000 producing wells. Please also provide the number of net wells this represents.

The Registrants have revised the prospectus throughout to include the number of net wells.
Risk Factors, page 18
The reserves attributable to the underlying properties are depleting assets and production from those reserves will diminish over time, page 21
30.	Please include the aggregate depletion percentage for the underlying properties as of December 31, 2006.

The Registrants have revised page 20 of the prospectus to include the percentage decline in reserves and production from 2006 to 2007.
Financial Statements
Disclosures About Oil and Gas Activities (Unaudited), page F-4
Oil and Gas Reserves, page F-4
31.	Please disclose the reasons for the significant line item reserve quantity changes from year to year, such as those attributed to revisions and extensions and discoveries in all three years reported, to comply with paragraph 11 of SFAS 69.

The Registrants have revised pages F-5 – F-6 of the prospectus to disclose the reasons for such changes.